15046220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber Howes 269-341-4835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

31435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
14 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amber Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP Operations

Title

Roberta J. Pritchard

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS

Year ended December 31, 2014

CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Burnham & Flower Financial, Inc.
Kalamazoo, Michigan

We have audited the accompanying financial statements of Burnham & Flower Financial, Inc., a Michigan corporation, which comprise the balance sheet as of December 31, 2014 and the related statement of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Burnham & Flower Financial Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on page 12, has been subjected to audit procedures performed in conjunction with the audit of Burnham & Flower Financial Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 21, 2015

Burnham & Flower Financial, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash	$ 28,368
Commissions receivable	7,625
Prepaid items	5,306
Deposits	2,367
TOTAL ASSETS	$ 43,666
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Commissions payable	$ 1,925
STOCKHOLDERS' EQUITY:	
Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)	6,000
Retained earnings	35,741
Total stockholders' equity	41,741
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 43,666

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF INCOME
Year ended December 31, 2014

REVENUES:	
Commission income	$ 493,781
EXPENSES:	
Commission expense	32,428
Regulatory fees	4,638
Insurance	5,170
Legal and accounting	4,775
Dues and subscriptions	4,935
Education and other expenses	635
Total expenses	52,581
NET INCOME	$ 441,200

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2014

	Common stock			*Total*
	Shares	*Amount*	*Retained earnings*	*stockholders' equity*
Balance, January 1, 2014	6,000	6,000	27,541	33,541
Net income	-	-	441,200	441,200
Distributions	-	-	(433,000)	(433,000)
Balance, December 31, 2014	6,000	$ 6,000	$ 35,741	$ 41,741

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and other receipts	$ 491,210
Payments to vendors and suppliers	(52,767)
Net cash provided by operating activities	438,443
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(433,000)
NET INCREASE (DECREASE) IN CASH	5,443
CASH - BEGINNING	22,925
CASH - ENDING	$ 28,368

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 441,200
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Commissions receivable	(2,572)
Prepaid expenses and deposits	(24)
Decrease in:	
Commissions payable	(161)
Net cash provided by operating activities	$ 438,443

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:
There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders. Based on a change in state law in May 2011, the Company is not liable for state income taxes after December 31, 2011. As of December 31, 2014, the Company and its affiliates' federal returns remain open for the last three years, while the state tax returns remain open for the last four years.

Subsequent events:
Management has evaluated subsequent events through February 21, 2015, the date the financial statements were issued.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, is borne by other members of the controlled group. Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $26,443, which was $21,443 in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - ANTICIPATED CAPITAL DISTRIBUTIONS

The Company expects to make capital distributions before June 30, 2015, of $8,000.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$41,741
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(7,625)
Prepaid expenses and deposits	(7,673)
Net capital	$ 26,443
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 1,925
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 128
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 21,443
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 26,251
Ratio: Aggregate indebtedness to net capital	0.07 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

The Company has not made an election to compute the alternative net capital requirement.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from SEC Rule 15c3-3 under section (k)(1), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

Burnham & Flower Financial, Inc.'s Exemption Report

Burnham & Flower Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Burnham & Flower Financial, Inc.

I, Brian J. Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Secretary/Treasurer and FINOP
February 21, 2015

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Burnham & Flower Financial, Inc.
Kalamazoo, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Burnham & Flower Financial, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Burnham & Flower Financial, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(1) (the "exemption provisions") and Burnham & Flower Financial, Inc. stated that they met the identified exemption provisions throughout the current fiscal year without exception. Burnham & Flower Financial Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burnham & Flower Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 21, 2015